Filed by Compass Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: TexasBanc Holding Co.
Commission File No. 001-31272
Dated: September 27, 2005

	Six months ended June 30,		Years ended December 31,
	2005	2004	2004	2003	2002

PERFORMANCE SUMMARY (IN THOUSANDS)
Net interest income	$476,462	$449,600	$911,828	$909,530	$924,855
Noninterest income	320,578	291,930	617,590	526,184	441,063
Total revenue	797,040	741,530	1,529,418	1,435,714	1,365,918
Net income	201,207	177,992	369,784	341,868	314,399

PER SHARE DATA
Earnings per share	$1.59	$1.42	$2.95	$2.69	$2.42
Dividends per share	0.70	0.625	1.25	1.12	1.00
Book value per share	17.54	15.63	16.59	15.33	15.32
Average common shares outstanding (in thousands)	126,407	125,046	125,416	127,186	129,850

PERFORMANCE RATIOS
Return on average assets	1.41%	1.31%	1.34%	1.36%	1.35%
Return on average equity	19.22	18.69	18.94	17.65	16.60
Efficiency ratio	55.92	56.78	55.93	55.38	54.87
Average common equity to average assets	7.32	7.00	7.06	7.71	8.11

AVERAGE BALANCES (IN MILLIONS)
Assets	$28,818	$27,372	$27,661	$25,143	$23,354
Earning assets	26,519	25,216	25,482	23,054	21,414
Loans	19,305	17,606	17,999	16,796	15,101
Managed loans	20,802	19,285	19,691	17,982	16,911
Noninterest bearing deposits	5,552	4,747	5,000	4,186	3,528
Interest bearing transaction accounts	7,345	7,720	7,631	7,470	7,047
Transaction accounts	12,896	12,467	12,631	11,655	10,575
Deposits	17,909	16,039	16,412	14,996	14,143
Shareholders’ equity	2,111	1,915	1,952	1,937	1,894

ASSET QUALITY RATIOS
Net charge-offs to average loans	0.41%	0.53%	0.51%	0.62%	0.63%
Allowance for loan losses to loans	1.27	1.41	1.37	1.41	1.41
Nonperforming assets (NPA) to loans and ORE	0.34	0.50	0.37	0.55	0.60
Allowance for loan losses to NPA	376	280	366	257	235

MARKET STATISTICS TICKER SYMBOL: CBSS
Market price per share:
High	$48.14	$43.25	$48.67	$39.59	$35.87
Low	42.88	37.77	37.77	29.99	26.18
Close	45.00	43.00	48.67	39.35	31.27
Market capitalization (in millions)	5,589	5,272	5,999	4,804	3,944
Price to earnings ratio	14.42x	15.41x	16.50x	14.63x	12.92x

     This Fact Sheet is provided for general informational purposes only and does not constitute offering materials in connection with any securities. It also is available together with more complete financial information on our web site. Financial performance presented is historical as of the dates referenced and is not indicative of future results. Compass Bank Member FDIC.